VelocitySharesTM VIX ETN	Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
November 30, 2010

	VIIX	VIIZ	XIV	ZIV	TVIX	TVIZ
Product Type	ETN	ETN	ETN	ETN	ETN	ETN

Issuer	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG	Credit Suisse AG

Product Name	VelocityShares VIX Short-Term ETN	VelocityShares VIX Medium-Term ETN	VelocityShares Daily Inverse VIX Short-Term ETN	VelocityShares Daily Inverse VIX Medium-Term ETN	VelocityShares Daily 2x VIX Short-Term ETN	VelocityShares Daily 2x VIX Medium-Term ETN

Bloomberg Ticker	VIIX Equity	VIIZ Equity	XIV Equity	ZIV Equity	TVIX Equity	TVIZ Equity

Underlying Index	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)	S&P 500 VIX Short-Term Futures Index (SPVXSP Index)	S&P 500 VIX Mid-Term Futures Index (SPVXMP Index)

Leverage	1x Daily	1x Daily	1x Daily Inverse	1x Daily Inverse	2x Daily	2x Daily

Average duration of contracts included in the applicable Underlying Index	1 Month	5 Months	1 Month	5 Months	1 Month	5 Months

Investor Fee	89bps p.a.	89bps p.a.	135bps p.a.	135bps p.a.	165bps p.a.	165bps p.a.

Listing Date	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010	November 30, 2010

Primary Exchange	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca	NYSE Arca

Certain Risks Associated with the ETNs

  The ETNs are not principal protected
  The ETNs are subject to the credit risk of Credit Suisse AG and the payment of any amount due on the ETNs is subject to Credit Suisse AG's ability to pay its obligations as they become due
  The ETNs are intended to be trading tools for sophisticated investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in a volatility index and of seeking daily leveraged or inverse investment results, as applicable
  The ETNs are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction
  The ETNs are only suitable for a very short investment horizon and are designed to obtain their stated investment objectives on a daily basis

VelocitySharesTM VIX ETN

Important Considerations:

The risks set forth in the section entitled “Certain Risks Associated with the ETNs” on the preceding page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the pricing supplement, which set forth risks related to an investment in the ETNs.

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the pricing supplement dated November 29, 2010, the prospectus supplement dated March 25, 2009, prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet, relevant product supplement if applicable, prospectus supplement and prospectus if you so request by calling toll-free 1 800-221-1037.

“VelocityShares” and the VelocityShares logo are registered trademarks of VelocityShares Index & Calculation Services, a division of VelocityShares, LLC.

VelocityShares does not warrant the accuracy of the information provided for any particular purpose and expressly disclaims all liability relating to the information, including implied warranties of merchantability or fitness for a particular purpose.

Although the information provided to you is obtained or compiled from sources we believe to be reliable, VelocityShares cannot and does not guarantee the accuracy, validity, timeliness or completeness of any information or data made available to you. VelocityShares does not undertake to advise you of changes in information or other materials contained herein, VelocityShares shall not be liable for any direct or indirect, special, incidental or consequential damages that result from inconvenience, delay or loss of use of this information.

“Standard & Poor’s”, “S&P”, “S&P 500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. These marks have been licensed for use by Credit Suisse Securities. The Product(s) is/are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor's makes no representation regarding the advisability of investing in the Product(s).

The Product(s) is/are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the S&P Indices to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P Indices which is determined, composed and calculated by S&P without regard to the Licensee or the Product(s). S&P has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the S&P Indices.

S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued, or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product(s).“

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FORGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated

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